GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

The following management's discussion and analysis ("MD&A"), which is dated as of November 28, 2024, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the three and nine months ended September 30, 2024 ("Q3 2024"), as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for Q3 2024 (the "Interim Financial Statements") and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted by the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Interim Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

Results of Operations

For the three and nine months ended September 30, 2024, the Company reported net loss and comprehensive loss of $43,854 ($0.00 per share) and $128,816 ($0.00 per share), respectively, as compared to a net loss and comprehensive loss of $35,685 ($0.00 per share) and net income and comprehensive income of $157,680 ($0.00 per share) for the respective three and nine months ending September 30, 2023. During the three and nine months ended September 30, 2024, variances in the expense categories described below as compared to corresponding periods in 2023 occurred as described below:

Professional fees

Professional fees, which include legal and audit fees, were $nil and $14,701 for three and nine months ending September 30, 2024 respectively, compared to $217 and $6,748 in the respective corresponding periods in 2023. The fluctuations in professional fees period ending September 30, 2024 as compared to the respective period ending September 30, 2023 was mainly related to decreased legal activities of the Company during the first nine months of 2024.

Employee benefits

The Company's employee benefits expenses were $34,647 and $103,726 during the respective three and nine months ended September 30, 2024 which is consistent with $34,871 and $108,445 during the respective corresponding periods in 2023. The Company's personnel are paid out of the Canadian corporate office.

Shareholder's information

The Company expenses related to shareholder's information increased to $7,663 and $19,158 respectively for the three and nine months ended September 30, 2024 compared to $885 and $7,258 incurred for the respective corresponding periods in 2023. This is mainly due to increase in service charges during Q3 2024.

General and administrative expenses

The Company incurred general and administrative expenses of $1,069 and $6,908 during the respective three and nine months ended September 30, 2024 compared to $1,960 and $11,338 for the respective three and nine months ended September 30, 2023. This decrease in general and administrative expenses for the period is primarily attributable to a decrease in filing costs in 2024.

Interest income

The Company recorded interest income of $4 and $7,194 for the three and nine months ended September 30, 2024 compared to $nil and $2 for the same respective periods in 2023 as a result of a recognition of the realized gain on repayment of the CEBA loan (see Note 5 to the Interim Financial Statements).

Foreign exchange gain / loss

The Company recorded a foreign exchange loss of $479 and foreign exchange gain of $8,483 for the respective three and nine months ended September 30, 2024 compared to a foreign exchange gain of $2,472 and foreign exchange loss of $7,586 during the respective corresponding periods in 2023, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the fourth quarter of 2022 to the third quarter of 2024. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2024	2024	2024	2023
	2nd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net loss	$(43,854)	$(45,934)	$(39,028)	$(91,089)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	2023	2023	2023	2022
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net (loss) income	$(35,685)	$244,870	$(51,505)	$(79,537)
Net (loss) income per share	$(0.00)	$0.00	$(0.00)	$(0.01)

The Company reported a net loss of $43,854 during the third quarter of 2024 which remained consistent with the previous quarter's net loss of $45,934. The net loss in the third quarter of 2024 was mainly impacted by a decrease in shareholder's information of $2,674 and a decrease in general and administrative expenses of $1,827. This was offset by an increase of foreign exchange loss of $2,194 during the third quarter of 2024 compared to the second quarter of 2024.

The Company reported a net loss of $45,934 during the second quarter of 2024 compared to a net loss of $39,028 during the first quarter of 2024. The net loss in the second quarter of 2024 was mainly impacted by an increase in shareholder's information of $9,179, a decrease in interest income of $7,182 and a decrease in foreign exchange gain of $5,532. This was offset by a decrease in professional fees of $14,701 incurred during the second quarter of 2024 compared to the first quarter of 2024.

The Company reported a net loss of $39,028 during the first quarter of 2024 compared to a net loss of $91,089 during the fourth quarter of 2024, mostly due to a decrease in regular course of business expenses during the first quarter of 2024, in particular, a decrease in professional fees of $29,204 and a decrease of $2,889 in shareholder's information.

The Company reported a net loss of $91,089 during the fourth quarter of 2023 compared to a net loss of $35,685 in the third quarter of 2023, mostly due to regular course of business expenses for the fourth quarter of 2023. The increase in net loss was mainly due to an increase in professional fees of $43,987 which includes both legal and audit fees, and an increase of $3,162 in shareholder information expenses during the fourth quarter of 2023 as compared to third quarter of 2023.

The Company reported a net loss of $35,685 during the third quarter of 2023 compared to net income of $244,870 in the second quarter of 2023. The main reason for the different results in the third quarter of 2023 compared to the second quarter of 2023 was the write-back of $301,590 of certain accounts payable and accrued liabilities recorded in the second quarter of 2023. The loss in the third quarter of 2023 was also offset by a decrease in filing fees of $7,069 as compared to the second quarter of 2023.

The Company reported net income of $244,870 during the second quarter of 2023 compared to a net loss of $51,505 during the first quarter of 2023. The net income in the second quarter of 2023 was mainly due to a gain of $301,590 recorded in relation to a write-back of certain accounts payable and accrued liabilities. This was offset by an increase in shareholder's information of $4,113 and an increase in general and administrative expenses of $8,623 incurred during the second quarter of 2023 compared to the first quarter of 2023.

The Company reported a net loss of $51,505 during the first quarter of 2023 compared to a net loss of $79,537 in the fourth quarter of 2022. The decrease in net loss was mainly attributed to a decrease in professional fees of $5,303, a decrease of rent expense of $11,865 and a decrease of $11,241 in general and administrative expenses during the first quarter of 2023 as compared to the fourth quarter of 2022.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company's cash balance at September 30, 2024 was $3,225`as compared to $26,703 at December 31, 2023. The decrease was mainly due to $26,874 for the CEBA loan repayment (see Note 5 to the Interim Financial Statements) in cash outflows.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of November 28, 2024, the Company had 38,906,742 common shares and no stock options outstanding.

Related Party Transactions

As of September 30, 2024, an amount of $612,017 (December 31, 2023 - $545,792) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of September 30, 2024, an amount of $335,265 was owed to Loncor Gold Inc. (December 31, 2023 - $269,571), a company with common directors, in relation to the payment of common general and administrative expenses. The amount included $nil of common expenses incurred for the nine months ended September 30, 2024, respectively (year ended December 31, 2023 - $2,645).

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2024.  For the nine months ended September 30, 2024, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's Interim Financial Statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Interim Financial Statements include the following:

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recognized impairment losses were recorded for the nine months ended September 30, 2024 and for the year ended December 31, 2023.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at September 30, 2024.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2024 the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 6(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at September 30,  2024, the Company estimates that all the outstanding options previously granted will vest.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

At September 30, 2024 and December 31, 2023, the carrying values of the Company's cash, amounts due to related parties, advances receivable, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of income (loss) and comprehensive income (loss). The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2024 and December 31, 2023. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2024 and December 31, 2023.

	Canadian Dollars	Canadian Dollars
	September 30, 2024	December 31, 2023
Cash	$3,850	32,733
Accounts payable	(87,571)	(49,300)
Loan	-	(40,000)
Total foreign currency working capital	(83,721)	(56,567)
US$ exchange rate	0.7408	0.7561
Total foreign currency net working capital in US$	(62,020)	(42,770)
Impact of a 10% strengthening of the US$ on net income (loss)	(6,202)	(4,277)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Effective at the end of 2017, the Company relinquished its Karaburun project in Turkey (which was the Company's only project). The Company is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.  While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms.  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).